

February 18, 2015

Via E-mail
Fredric J. Tomczyk
President and Chief Executive Officer
TD Ameritrade Holding Corporation
4412 South 102nd Street
Omaha, NE 68127

> **Re:    TD Ameritrade Holding Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2014**
> **Filed November 21, 2014**
> **File No. 001-35509**

Dear Mr. Tomczyk:

We have reviewed your filing and have the following comment.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment we may have additional comments.

Business, page 3

1.    We note that in June 2014 congressional testimony your representative indicated that payment for order flow did not impact your clients because of your obligation to seek best execution.  We are not able to find any discussion of the best execution requirement in your discussion of your regulatory environment.  Accordingly, please revise future filings, as applicable, to address the impact of best execution requirements on your business operations including how you meet the requirement and address possible conflicts of interest, or provide your analysis as to why this information is not material.  For example, discuss how best execution requirements, payment for order flow and other fees factor into your trade routing determinations.  Similarly, please discuss, if material, whether you rely on particular counterparties to route specific order types: for instance marketable orders or non-marketable limit orders.  Finally, please discuss possible impacts on TD Ameritrade if it were determined that you failed to provide best execution on client trades.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel